U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Notice of Exempt Solicitation

1.	Name of the Registrant: Bank of America Corporation

2.	Name of person relying on exemption: New York City Comptroller's Office on behalf of the New York City Pension Funds

3.	Address of person relying on exemption: 1 Centre Street, New York, NY 10007-2341

4.	Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

Comptroller of the City of New York
1 Centre Street
New York, NY 10007-2341
(212) 669-3500

John C. Liu
Comptroller

April 14, 2011

Dear fellow Bank of America shareholder:

On behalf of the New York City Pension Funds (NYC Funds), I urge you to vote FOR Proposal #7 at the Bank of America (BoA) Annual Meeting of Shareholders on May 11, 2011.  The proposal calls on the audit committee of the board of directors to conduct an independent review of BoA’s internal controls related to loan modifications, foreclosures and securitizations and to issue a report to shareholders with findings and recommendations.

The NYC Funds have $115 billion in assets and are substantial long-term BoA shareholders, with approximately 30 million shares of common stock valued at $400 million as of April 8, 2011.  As New York City Comptroller, I serve as the investment advisor to, as well as the custodian and trustee of, the NYC Funds.  Since we submitted our proposal in November 2010:

●	examinations by federal banking regulators of the foreclosure processes of the 14 largest mortgage servicers found critical internal control weaknesses;

●	the Consumer Financial Protection Bureau estimated that BoA may have avoided about $7 billion in costs since 2007 by cutting corners on mortgage collections and foreclosures, among the most of any bank according to recent reports; and

●	a group of institutional shareholders with 97 million BoA shares sent a letter dated January 6th urging BoA’s audit committee to immediately conduct an independent review of BoA’s mortgage-related controls. Led by the NYC Funds, the coalition includes state funds from Connecticut, Illinois, New York, North Carolina and Oregon with $432 billion in total assets. Management confirmed receipt in a January 28th letter advising that the audit committee would respond promptly following due consideration, but no such response was received.

Mortgage and foreclosure irregularities not only harm homeowners and the economy, they also expose BoA to substantial financial, legal and reputational risks.  In fact, BoA disclosed for the first time, in its 2010 Form 10K filed February 25, 2011, that legal and regulatory scrutiny of its mortgage practices poses a material risk.

April 14, 2011

By voting FOR Proposal #7, shareholders can encourage BoA’s board to take the steps necessary to reassure shareholders, as well as regulators, legislators and mortgage market participants, that BoA’s internal controls are robust and adhere to best practices.

I urge you to review the enclosed Investor Advisory for additional information justifying your support of Proposal #7.  Please don’t hesitate to contact Michael Garland, Executive Director for Corporate Governance, at (212) 669-2517 for additional information.

Sincerely,

/s/ John C. Liu

John C. Liu

This is not a solicitation of authority to vote your proxy.
Please DO NOT send us your proxy card as it will not be accepted.

Additional Reasons to Support Proposal #7 at BoA’s 2011 Annual Meeting

Investor Advisory from the
New York City Comptroller’s Office and Pension Funds

Recent legal and regulatory developments highlight the need for an independent review by the audit committee.

●	The Congressional Oversight Panel (COP), in its November 2010 report, characterized the view expressed by large banks that “current concerns over foreclosure irregularities are overblown” as the best case scenario and warned of severe capital losses as the worst case. The COP calculated industry exposure from mortgage put-backs -- the largest source of potential instability -- at $52 billion, which it said would be borne mainly by the four largest banks, including BoA.

●	Federal regulators examining the foreclosure practices of the major mortgage servicers found “critical deficiencies and shortcomings” that “resulted in violations of state and local foreclosure laws, regulations, or rules,” according to February 17, 2011 Congressional testimony by John Walsh, Acting Comptroller of the Currency. “Outside the scope of the foreclosure review,” Walsh added, “we have also seen servicing-related problems arise for borrowers seeking mortgage relief.”

●	The Consumer Financial Protection Bureau (CFPB) estimated that BoA may have avoided about $7 billion in costs since 2007 by cutting corners on mortgage collections and foreclosures, according to Bloomberg (3/29/11). The figures come from a February 14, 2011 presentation, entitled “Perspectives on Settlement Alternatives in Mortgage Servicing,” the CFPB provided to state attorneys general.

●	Some state attorneys general have reportedly been seeking for banks to pay more than $20 billion in civil fines as part of a unified settlement with federal regulators over improper foreclosure practices. (Bloomberg, 2/24/11)

●	Mortgage-related lawsuits filed against BoA jumped 240 percent from 2008 to 2010, according to Bloomberg, while all other types rose 46 percent. As a result, mortgage-related lawsuits accounted for 37 percent of total cases in 2010, up from 20 percent in 2008. Based on cases filed through April 5, mortgage-related lawsuits are on track to surge an additional 23 percent in 2011.

●	One recent lawsuit, filed on March 29, 2011 by a group of shareholders, alleges that BoA “did not properly record many of its mortgages when originated or acquired, which severely complicated the foreclosure process when it became necessary,” according to Bloomberg (3/29/11). The shareholders claim they were harmed by false and misleading statements that hid defects in the mortgage-related paperwork.

Recent internal and regulatory reviews of BoA’s mortgage practices have lacked independence, scope, or both, further underscoring the need for an independent review.

●	BoA’s audit committee has not conducted an independent review of mortgage and foreclosure processes and is instead relying solely on the bank’s internal audit function, which is not independent. Relying on an internal audit team to review its own work presents an especially acute conflict.

●	The Securities and Exchange Commission, in denying BoA’s efforts to exclude Proposal #7 from its proxy statement, explicitly rejected management’s argument that it had satisfied the proposal’s request for an independent review.

●	Recent regulatory examinations also do not negate the need for an independent review by the audit committee. Examinations that could result in financial penalties are by their very nature adversarial and therefore do not promote a robust discussion of existing practices. In addition, regulators have not disclosed bank-specific findings.

●	Moreover, recent internal and regulatory reviews have focused mainly on foreclosure affidavits and other narrow compliance processes, not on the potential conflicts of interest that may lead banks to foreclose or deny loan modifications improperly. As Federal Reserve Governor Daniel K. Tarullo testified to the Senate Banking Committee on December 1, 2010, “purported financial incentives for servicers to foreclose rather than modify ...and conflicts [of interest] between primary and secondary lien holders” are among the possible explanations for the prominence of foreclosures.

●	The board, through its audit committee, is responsible for ensuring that BoA has effective policies and procedures in place to manage these inherent conflicts, some of which are now the focus of proposed federal legislation.

This is not a solicitation of authority to vote your proxy.
Please DO NOT send us your proxy card as it will not be accepted.